Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-104076
PROSPECTUS

NEXTEL COMMUNICATIONS, INC.

DIRECT STOCK PURCHASE PLAN

$500,000,000

        This prospectus relates to our Direct Stock Purchase Plan. The Plan is designed to provide investors with a convenient and economical way to purchase shares of our class A common stock, which we refer to as our common stock. Under the Plan, participants may:

•	Purchase their first shares of our common stock by making an initial cash investment of at least $1,000 and up to $10,000.

•	Purchase additional shares of our common stock by making optional cash investments at any time of at least $100 per payment and up to a maximum of $10,000 per month.

•	Make optional cash investments in excess of $10,000 per month, but only after submission of a written request for waiver has been made to us and after we have given our written approval, which we may grant or refuse to grant in our sole discretion.

•	On investments in excess of $10,000 that we approve, purchase newly issued shares of our common stock at a discount of up to 5%, as we may determine from time to time in our sole discretion.

•	Elect to automatically reinvest cash dividends, if any, that we pay in the future on all or a portion of their shares of common stock.

      Please read this prospectus in its entirety for a more detailed description of Nextel Communications, Inc.’s Direct Stock Purchase Plan and its features.

      Our common stock is traded on The Nasdaq National Market under the symbol “NXTL.” On July 10, 2003, the last sale price of our class A common stock on the Nasdaq National Market was $18.98 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

      The date of this prospectus is July 11, 2003.

TABLE OF CONTENTS

OUR COMPANY	1
RISK FACTORS	3
FORWARD-LOOKING INFORMATION	13
USE OF PROCEEDS	14
COMMON QUESTIONS ABOUT THE PLAN	15
NEXTEL COMMUNICATIONS, INC. DIRECT STOCK PURCHASE PLAN	17
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	32
PLAN OF DISTRIBUTION	33
SALES OF SHARES BY PARTICIPANTS	33
DESCRIPTION OF CAPITAL STOCK	34
WHERE YOU CAN FIND MORE INFORMATION	41
LEGAL MATTERS	42
EXPERTS	42

      We have not authorized any person to give any information or to make any representation in connection with this offering other than those contained or incorporated by reference in this prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make the offer or solicitation. Neither the delivery of this prospectus nor any sale under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus, that the information contained in this prospectus is correct as of any time subsequent to its date, or that any information incorporated by reference in this prospectus is correct as of any time subsequent to its date.

i

OUR COMPANY

      This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. You may obtain documents that we filed or in the future will file with the Securities and Exchange Commission that are incorporated by reference into this prospectus from the Securities and Exchange Commission or by written or oral request to us. Requests for those documents should be directed to Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, Attention: Investor Relations, telephone (703) 433-4300. See “Where You Can Find More Information.”

      “Nextel®,” “Nextel Direct Connect®” and “Nextel Online®” are trademarks or service marks of Nextel. “Motorola®” and “iDEN®” are trademarks or service marks of Motorola, Inc.

      We are a leading provider of wireless communications services in the United States. Our service offerings include:

•	digital wireless service;

•	Nextel Direct Connect, our long-range digital walkie-talkie service; and

•	wireless data, including email, text messaging and Nextel Online services, which provide wireless access to the Internet, an organization’s internal databases and other applications.

      Our all-digital packet data network is based on Motorola, Inc.’s integrated Digital Enhanced Network, or iDEN, wireless technology.

      We, together with Nextel Partners, Inc., currently serve 198 of the top 200 U.S. markets where 240 million people live or work. As of March 31, 2003, we had about 15,300 employees and 11.1 million handsets in service.

      We owned about 31% of the common stock of Nextel Partners as of March 31, 2003. Nextel Partners provides digital wireless communications services under the Nextel brand name in mid-sized and tertiary U.S. markets. Nextel Partners has the right to operate in 57 of the top 200 metropolitan statistical areas in the United States ranked by population.

      In addition to our domestic operations, as of March 31, 2003, we owned about 35% of the outstanding common stock of NII Holdings, Inc., formerly known as Nextel International, Inc. NII Holdings provides wireless communications services primarily in selected Latin American markets. On May 24, 2002, NII Holdings filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On November 12, 2002, NII Holdings emerged from bankruptcy. Before its reorganization, NII Holdings was our substantially wholly owned subsidiary.

      From 1987, when we began operations, through 2001, we were unable to generate sufficient cash flow from operations to fund our business and its expansion. Due to our history of losses and negative cash flow through 2001, we have incurred substantial indebtedness to date to finance our operations. As of March 31, 2003, we had about $12,972 million of outstanding indebtedness, including $7,286 million of senior notes and $4,520 million of indebtedness under our bank credit facility, as well as $202 million of capital lease and finance obligations and $947 million in mandatorily redeemable preferred stock obligations. For the quarterly period ended March 31, 2003, we had operating revenues of $2,371 million and income available to common stockholders of $208 million. While we had positive income available to common stockholders for the quarterly period ended March 31, 2003, there can be no assurance that we will continue to operate profitably, and if we cannot operate profitably we may not be able to meet our debt service, working capital, capital expenditure or other cash needs. Our accumulated deficit was $7,553 million at March 31, 2003.

      Our principal executive and administrative facility is located at 2001 Edmund Halley Drive, Reston, Virginia 20191, and our telephone number is (703) 433-4000. In addition, we have sales and engineering offices throughout the country.

RISK FACTORS

1.	We have a history of net losses and negative cash flow and may not be able to generate sufficient net income.

      From 1987, when we began operations, through 2001, we were unable to generate sufficient cash flow from operations to fund our business and its expansion. We may not be able to generate sufficient cash flow to meet our debt service, working capital, capital expenditure or other cash needs. We may be unable to continue to generate sufficient cash flows from our internal business operations to support our growth and continued operations. While we had income available to common stockholders of $208 million for the quarterly period ended March 31, 2003, our accumulated deficit was $7,553 million at March 31, 2003.

2.	We have substantial indebtedness and if we cannot obtain additional funds if needed, we may not be able to implement our long-term business plan.

      Our long-term cash needs may be much greater than our cash on hand and availability under our existing financing agreements. As of March 31, 2003, we had about $12,972 million of outstanding indebtedness, including $7,286 million of senior notes and $4,520 million of indebtedness under our bank credit facility, as well as $202 million of capital lease and finance obligations and $947 million in mandatorily redeemable preferred stock obligations. The level of our outstanding indebtedness greatly exceeds our cash on hand and our annual cash flows from operating activities. At March 31, 2003 , we had $2,277 million of cash, cash equivalents and short-term investments on hand. We had $813 million of cash provided by operating activities for the quarterly period ended March 31, 2003. Our principal repayment obligations on our outstanding indebtedness under our senior notes, credit facility and capital lease and finance obligations, and our redemption obligations under our mandatorily redeemable preferred stock, as of March 31, 2003, total $176 million for 2003, $366 million for 2004, $476 million for 2005, $514 million for 2006, $2,456 million for 2007 and $9,080 million after 2007.

      If we are unable to raise any necessary additional financing, we may not be able to:

•	expand and enhance our network, including implementation of any enhanced iDEN services to expand wireless voice capacity or enhanced data services or any deployment of “third generation,” or 3G, or other “next generation” mobile wireless services;

•	maintain our anticipated levels of growth;

•	meet our debt service requirements; or

•	pursue strategic acquisitions or other opportunities to increase our spectrum holdings, including those that may be necessary to support or provide next generation mobile wireless services.

      Our failure to timely achieve any one of these goals could result in the delay or abandonment of some or all of our development, expansion and acquisition plans and expenditures, which could have an adverse effect on us.

      Our bank credit facility as in effect on March 31, 2003 provided for total secured financing capacity of up to about $5.8 billion, which availability declines over time, provided we satisfy financial and other conditions. As of March 31, 2003, we had borrowed $4,520 million of this secured financing. The continued availability of funds under our term loans and our ability to access the remaining availability under our revolving loan commitment is limited by various financial covenants and ratios, including the ratio of our total debt to operating cash flow, as defined under the bank credit facility. Our ability to access the remaining availability is also subject to the satisfaction of covenants under indentures relating to our public notes and other conditions. Our access to additional funds also may be limited by:

•	the terms of our existing financing agreements, including restrictive covenants;

•	existing debt service requirements;

•	market conditions affecting the telecommunications industry in general;

•	the terms of options and other convertible securities issued to others that may make equity financings more difficult;

•	the potential commercial opportunities and risks associated with implementation of our business plan;

•	the market’s perception of our performance and assets; and

•	the actual amount of cash we need to pursue our business strategy.

3.	We have significant intangible assets, which may not be adequate to satisfy our obligations in the event of a liquidation.

      If we default on debt or if we were liquidated, the value of our assets may not be sufficient to satisfy our obligations. We have a significant amount of intangible assets, such as licenses granted by the Federal Communications Commission. The value of these licenses will depend significantly upon the success of our business and the growth of the specialized mobile radio and wireless communications industries in general. We had a net tangible book value deficit of $3,995 million as of March 31, 2003.

4.	Our existing financing agreements contain covenants and financial tests that limit how we conduct business.

      As a result of restrictions contained in our financing agreements, we may be unable to raise additional financing, compete effectively, particularly in respect of next generation technologies, or take advantage of new business opportunities. This may affect our ability to generate revenues and profits. Among other matters, we are restricted in our ability to:

•	incur or guarantee additional indebtedness, including additional borrowings under existing financing arrangements;

•	pay dividends and make other distributions;

•	pre-pay any subordinated indebtedness;

•	make investments and other restricted payments; and

•	sell assets.

      Under our bank credit facility, we also are required to maintain specified financial ratios and satisfy financial tests. Our inability to meet these ratios and other tests could result in a default under our bank credit facility, which could have a material adverse effect on us as we could then be required to repay all amounts then outstanding, unless we were able to negotiate an amendment or waiver. Although in the first quarter of 2001 we were able to amend the covenants under our bank credit facility to avert a likely covenant violation, there is no assurance that we would be able to do so in the future. Borrowings under the bank credit facility are secured by liens on assets of substantially all of our subsidiaries.

5.	We may not be able to obtain additional or contiguous spectrum, which may adversely affect our ability to implement our long-term business plan.

      We may seek to acquire additional or contiguous spectrum through negotiated purchases, in government-sponsored auctions of spectrum or otherwise. We cannot be sure in which auctions we may participate or whether we will be a successful bidder. Contiguous spectrum may be necessary in implementing 3G or other next generation technologies that may allow us to provide additional products or services to our customers or provide other benefits. Further, to the extent we cannot obtain contiguous spectrum, we may not be able to implement future technologies at a lower cost. We may not be able to accomplish any spectrum acquisition or the necessary additional capital for that spectrum may not be available to us. If sufficient additional capital is not available, to the extent we are able to complete any spectrum acquisition, the amount of funding available to us for our existing business would be reduced. Even if we are able to acquire spectrum, we still may require additional capital to finance the pursuit of any new business opportunities associated with our acquisitions of additional spectrum, including those necessary to support or provide next generation wireless services. This additional capital may not be available.

6.	If we are not able to compete effectively in the highly competitive wireless communications industry, our future growth and operating results will suffer.

      There are currently six national wireless communications services providers, including us. Our ability to compete effectively with these providers and other prospective wireless communications service providers depends on the factors below, among others.

a.	If our wireless communications technology does not perform in a manner that meets customer expectations, we will be unable to attract and retain customers.

      Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of our network. We may have difficulty attracting and retaining customers if we are unable to resolve quality issues related to our network as they arise or if those issues:

•	limit our ability to expand our network coverage or capacity as currently planned; or

•	were to place us at a competitive disadvantage to other wireless service providers in our markets.

b.	We may be limited in our ability to grow unless we expand system capacity and improve the efficiency of our business systems and processes.

      Our subscriber base continues to grow rapidly. Our operating performance and ability to retain these new customers may be adversely affected unless we are able to timely and efficiently meet the demands for our services and address increased demands on our customer service, billing and other back-office functions. To successfully increase our number of subscribers, we must:

•	expand the capacity of our network;

•	potentially obtain additional spectrum in some or all of our markets;

•	secure sufficient transmitter and receiver sites at appropriate locations to meet planned system coverage and capacity targets;

•	obtain adequate quantities of base radios and other system infrastructure equipment; and

•	obtain an adequate volume and mix of handsets and related accessories to meet subscriber demand.

      Additionally, customer reliance on our customer care functions will increase as we add customers through channels not involving direct face-to-face contact with a sales representative, such as web sales or telesales. We recently outsourced many aspects of our customer care function and cannot be sure that this outsourcing will not heighten these risks.

c.	Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

      Because of their resources and, in some cases, ownership by larger companies, some of our competitors may be able to offer services to customers at prices that are below the prices that we can offer for comparable services. If we cannot compete effectively based on the price of our service offerings, our revenues and growth may be adversely affected.

d.	We may face continuing pressure to reduce prices, which could adversely affect operating results.

      Over the past several years, as the intensity of competition among wireless communications providers has increased, we and our competitors have decreased prices or increased service and product offerings, resulting in declining average monthly revenue per subscriber which may continue. Competition in pricing and service and product offerings may also adversely impact customer retention. To the extent we continue to offer more competitive pricing packages, our average monthly revenue per subscriber may continue to decrease, which would adversely affect our results of operations. If this trend continues, it may be increasingly difficult for us to remain competitive. We may encounter further market pressures to:

•	continue to migrate existing customers to lower priced service offering packages;

•	restructure our service offering packages to offer more value;

•	reduce our service offering prices; or

•	respond to particular short-term, market specific situations, such as special introductory pricing or particular new product or service offerings, in a particular market.

e.	Our digital handsets are more expensive than those of some competitors, which may affect our growth and profitability.

      With the exception of the Blackberry 6510™, which is available only from Research in Motion Ltd., we currently market multi-function digital handsets only available from one supplier. The higher cost of these handsets, as compared to analog handsets and digital handsets that do not incorporate a similar multi-function capability and are available from multiple suppliers, may make it more difficult or less profitable for us to attract customers. In addition, the higher cost of our handsets requires us to absorb part of the cost of offering handsets to new and existing customers. These increased costs and handset subsidy expenses may reduce our growth and profitability.

f.	If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers.

      Our network uses scattered, non-contiguous spectrum frequencies. Because of their fragmented character, these frequencies traditionally were only usable for two-way radio calls, such as those used to dispatch taxis and delivery vehicles. We became able to use these frequencies to provide a wireless telephone service competitive with cellular carriers only when Motorola developed its proprietary iDEN technology. We are currently the only national U.S. wireless service provider utilizing iDEN technology, and iDEN handsets are not currently designed to roam onto other domestic wireless networks. The wireless telecommunications industry is experiencing significant technological change, including the deployment of unlicensed spectrum devices. Future technological advancements may enable other wireless technologies to equal or exceed our current levels of service and render iDEN technology obsolete. If we are unable to meet future advances in competing technologies on a timely basis, or at an acceptable cost, we may not be able to compete effectively and could lose customers to our competitors. In addition, competition among the differing wireless communications technologies could:

•	further segment the user markets, which could reduce the demand for, and competitiveness of, our technology; and

•	reduce the resources devoted by third party suppliers, including Motorola, which supplies all of our current iDEN technology, to developing or improving the technology for our systems.

g.	Our coverage is not as extensive as that of other wireless service providers, which may limit our ability to attract and retain customers.

      Our network does not provide the extensive roaming coverage that is available through some of our competitors. The coverage areas of these other providers include areas where our network, or that of our affiliate Nextel Partners, has not been built or will not be built. In addition, some of our competitors provide their customers with handsets with both digital and analog capability, which expands their coverage, while we have only digital capability. We may not, either alone or together with Nextel Partners, be able to achieve comparable system coverage with some of our competitors. If a sufficient number of customers or potential customers are not willing to accept system coverage limitations as a trade-off for our multi-function wireless communications package, our operating results will be adversely affected.

h.	If our wireless data and Internet services do not perform satisfactorily, our operations and growth could be adversely affected.

      We offer our subscribers access to wireless data and Internet services, marketed under the brand name Nextel Online. Unless these services perform satisfactorily, are utilized by a sufficient number of our subscribers and produce sufficient levels of customer satisfaction, our future results may be adversely affected. Because we have less spectrum than some of our competitors, and because we have elected to defer the deployment of any next generation technology, any wireless data and Internet services that we offer could be significantly limited compared to those services offered by other wireless communications providers.

      Our wireless data and Internet capabilities may not allow us to perform fulfillment and other customer support services more economically or to realize a source of future incremental revenue. Further, our wireless data and Internet capabilities may not counter the effect of increasing competition in our markets and the related pricing pressure on basic wireless voice services or incrementally differentiate us from our competitors. We also may not successfully realize our goals if:

•	we or third party developers fail to develop new applications for our customers;

•	we are unable to offer these new services profitably;

•	these new service offerings adversely affect the performance or reliability of our network; or

•	we otherwise do not achieve a satisfactory level of customer acceptance and utilization of these services.

      Any resulting customer dissatisfaction, or failure to realize cost reductions or incremental revenue, could have an adverse effect on our results of operations, growth prospects and perceived value.

i.	Costs and other aspects of a future deployment of advanced digital technology could adversely affect our operations and growth.

      Based on our current outlook, we anticipate eventually deploying advanced digital technology that will allow high capacity wireless voice and higher speed data transmission, and potentially other advanced digital services. The technology that we would deploy to provide these types of broadband wireless services is sometimes referred to as next generation. Significant capital requirements would be involved in implementing any next generation technologies. However, we may not have sufficient capital to deploy this technology. There also can be no guarantee that this technology will provide the advantages that we expect. The actual amount of the funds required to finance and implement this technology could significantly exceed management’s estimate. Further, any future implementation could require additional unforeseen capital expenditures in the event of unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes, network or systems compatibility, equipment unavailability and technological or other complications such as our inability to successfully coordinate this change with our customer care, billing, order fulfillment and other back-office operations. Finally, as there are several types of next generation technologies that may not be fully compatible with each other or with other currently deployed digital technologies, if the type of technology that we choose to deploy does not gain widespread acceptance or perform as expected, our business may be adversely affected. In addition to the costs associated with a change in technology, we could also incur specified obligations with respect to Nextel Partners if we elect to deploy new technologies.

j.	If competitors provide comparable two-way walkie-talkie services, we could lose a competitive advantage.

      We differentiate ourselves by providing two-way walkie-talkie services, marketed as Nextel Direct Connect. These services are currently not available through traditional cellular or personal communication services providers, although there have been many recent announcements of competitive push-to-talk products by our U.S. national wireless competitors and small start-up companies, some of whom have the support of large infrastructure vendors. If either personal communication services or cellular operators provide a comparable two-way walkie-talkie service in the future, our competitive advantage could be impaired. Further, some of our competitors have attempted to compete with our Nextel Direct Connect service by offering unlimited mobile-to-mobile calling plan features and reduced rate calling plan features for designated small groups. If these offerings are perceived as viable substitutes for our Direct Connect service, our business may be adversely affected.

k.	If our roaming partners experience financial or operational difficulties, our customers’ ability to roam onto their networks may be impaired, which could adversely affect our ability to attract and retain customers who roam on those networks.

      Nextel Partners operates a network compatible with ours in numerous mid-sized and tertiary markets. NII Holdings also provides services to our customers through roaming agreements and a cross border spectrum sharing arrangement. If Nextel Partners or NII Holdings experiences financial or operational difficulties, the ability of our customers to roam on their networks may be impaired. In that event, our ability to attract and retain customers who want to access subscribers on Nextel Partners’ portion of the network or NII Holdings’ network may be adversely affected. In addition, in the event of termination of the cross border spectrum sharing arrangement, we may incur additional costs to replace the anticipated benefits from that arrangement.

7.	Government regulations determine how we operate, which could increase our costs and limit our growth and strategy plans.

      The Federal Communications Commission regulates the licensing, operation, acquisition and sale of our business. Future changes in regulation or legislation and Congress’ and the Federal Communications Commission’s continued allocation of additional spectrum for commercial mobile radio services, which include specialized mobile radio, cellular and personal communication services, could impose significant additional costs on us either in the form of direct out of pocket costs or additional compliance obligations. For example, compliance with regulations requiring us to provide public safety organizations with caller location information will materially increase our cost of doing business to the extent that we are unable to recover some or all of these costs from our customers. Further, if we fail to comply with applicable regulations, we may be subject to sanctions, which may have a material adverse effect on our business. For example, while the Communications Act of 1996 requires that we make products and services accessible to persons with disabilities, Motorola has advised us that those requirements may not be technologically feasible. These regulations also can have the effect of introducing additional competitive entrants to the already crowded wireless communications marketplace.

      It is possible that we may face additional regulatory prohibitions or limitations on our services. For example, the California Public Utilities Commission has proposed extensive consumer protection and privacy regulations for all telecommunications carriers. If adopted, the rules will significantly alter our business practices in California with respect to nearly every aspect of the carrier-customer relationship, including solicitations, marketing, activations, billing and customer care. If these regulations are adopted in California as currently proposed, they would impose significant additional costs on us as well as other wireless carriers. If any new regulations prohibit us from providing planned services, it could be more difficult for us to compete. Finally, we cannot be certain that we or the wireless industry in general may not be subject to litigation should a situation arise in which damage or harm occurs as a result of interference between a commercial licensee like us and a public safety licensee, such as a 911 emergency operator.

      Further, some state and local jurisdictions have adopted legislation that could affect our costs and operations in those areas. For example, some jurisdictions such as the State of New York have laws restricting or prohibiting the use of portable communications devices while driving motor vehicles, and federal legislation has been proposed that would affect funding available to states that do not adopt similar legislation. If similar laws are enacted in other jurisdictions, we may experience reduced subscriber usage and demand for our services, which could have a material adverse effect on our results of operations.

8.	We are susceptible to influence by Motorola, whose interests may conflict with ours.

      Motorola holds a significant block of our outstanding stock and has the ability to exert significant influence over our affairs, as long as it retains specified ownership levels. Motorola and its affiliates engage in wireless communications businesses, and may in the future engage in additional businesses, which compete with some or all of the services we offer. Motorola’s right to nominate two people for election to our board of directors could give them additional leverage if any conflict of interest were to arise.

9.	If Motorola fails to provide us with equipment and handsets, as well as anticipated handset and infrastructure improvements, our operations will be adversely affected.

      Motorola is currently our sole source for most of the network equipment and all of the handsets we use except the Blackberry 6510. If Motorola fails to deliver system infrastructure and handsets or enhancements on a timely, cost-effective basis, we may not be able to adequately service our existing subscribers or add new subscribers. Furthermore, in the event Motorola determined not to continue manufacturing, supporting or enhancing our iDEN based infrastructure and handsets, we may be materially adversely affected. We expect to continue to rely principally on Motorola or its licensees for the manufacture of a substantial portion of the equipment necessary to construct, enhance and maintain our iDEN network and handset equipment for the next several years.

      We are also relying on Motorola to provide us with technology improvements designed to expand our wireless voice capacity and improve our services. These contemplated enhancements include the development of the 6:1 voice coder software upgrade designed to increase voice capacity and deliver packet data service at higher speeds beginning in 2003, and the expansion of our Direct Connect™ service to offer our nationwide Direct Connect service. We believe these improvements may be necessary to maintain the competitiveness of our digital network. Any failure of Motorola to deliver these expected improvements would impose significant additional costs on us. However, Motorola may not deliver these improvements within our anticipated timeframe, if at all, or they may not provide the advantages that we expect. We are also relying on Motorola to provide the handset-based location technology solution necessary for us to comply with the Federal Communications Commission’s Enhanced 911 requirements. We are responsible for timely meeting these requirements, whether or not Motorola is able to produce the necessary handsets and infrastructure.

10.	Agreements with Motorola reduce our operational flexibility and may adversely affect our growth or operating results.

      We have entered into agreements with Motorola that reduce our operational flexibility by limiting our ability to use other technologies that would displace our existing iDEN network. These agreements may delay or prevent us from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change arising under the Motorola agreements. For example, our equipment purchase agreement with Motorola requires us to provide Motorola with notice of our determination that Motorola’s technology is no longer suited to our needs at least six months before publicly announcing or entering into a contract to purchase equipment utilizing an alternate technology. In addition, if Motorola manufactures, or elects to manufacture, the equipment utilizing the alternate technology that we elect to deploy, we must give Motorola the opportunity to supply 50% of our infrastructure requirements for the alternate technology for three years. This may limit our ability to negotiate with an alternate equipment supplier.

11.	Concerns about health risks associated with wireless equipment may reduce the demand for our services.

      Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. Purported class actions and other lawsuits have been filed against numerous wireless carriers, including us, seeking not only damages but also remedies that could increase our cost of doing business. While the current lawsuits against us have been dismissed by the federal court, the plaintiffs have appealed, and we cannot be sure additional lawsuits will not be filed. We cannot be sure that our business and financial condition will not be adversely affected by litigation of this nature or public perception about health risks. The actual or perceived risk of mobile communications devices could adversely affect us through a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the mobile communications industry. Further research and studies are ongoing, and we cannot be sure that these studies will not demonstrate a link between radio frequency emissions and health concerns.

12.	Our investments in other companies may affect our growth and operating results because we are not in sole control of the enterprise.

      We have entered into arrangements regarding our ownership interests in Nextel Partners and have entered into certain agreements regarding our investment in NII Holdings. We may enter into similar arrangements in the future. These arrangements are subject to uncertainties, including risks that:

•	we do not have the ability to control the enterprises;

•	the other participants at any time may have economic, business or legal interests or goals that are inconsistent with our goals or those of the enterprise;

•	a participant may be unable to meet its economic or other obligations to the enterprise, and we may be required to fulfill some or all of those obligations or restrict the business of the affected enterprise; and

•	in the case of Nextel Partners, we also may be or become obligated to acquire all or a portion of the ownership interest of some or all of the other participants in the enterprise.

13.	Our issuance of additional shares of common stock and general conditions in the wireless communications industry may affect the price of our common stock.

      We currently have arrangements in various forms, including options and convertible securities, under which we will issue a substantial number of new shares of our class A common stock. At March 31, 2003, we had commitments to issue 35.7 million shares upon conversion of class B nonvoting common stock, 50.5 million shares upon conversion of convertible senior notes and zero coupon convertible preferred stock and 97.0 million shares upon exercise of options or in connection with other awards under our incentive equity plan. All of these in the aggregate represent 183.2 million shares, or 16% of our class A common stock outstanding on March 31, 2003 assuming these shares issuable had been outstanding on that date. In addition, we may elect in some circumstances to issue equity to satisfy obligations otherwise payable in cash or to make acquisitions, and we have and may continue to issue common stock to purchase some of our outstanding securities. An increase in the number of shares of our common stock that are or will become available for sale in the public market may adversely affect the market price of our common stock and, as a result, could impair our ability to raise additional capital through the sale of our common stock or convertible securities and adversely affect our stock price. Some of the shares subject to issuance are or may be registered with the Securities and Exchange Commission and thus are or may become freely tradable, without regard to the volume limitations of Rule 144 under the Securities Act of 1933.

FORWARD-LOOKING INFORMATION

      The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. We, together with our representatives, may from time to time make written or oral statements that are “forward-looking,” including statements contained in this prospectus, as well as any prospectus supplement, and other filings with the Securities and Exchange Commission and in reports to our stockholders. These statements, which are not historical or current facts but deal with potential future circumstances and developments, can be identified by the use of forward-looking words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should” or “anticipates” or other comparable words, or by discussions of strategy that involve risks and uncertainties. We caution you that these forward-looking statements are only predictions, which are subject to risks and uncertainties including technological uncertainties, financial variations, changes in the regulatory environment, industry growth and trend predictions. We do not undertake any obligation to update publicly or revise any forward-looking statements. The operation and results of our wireless communications business may be subject to the effect of other risks and uncertainties in addition to those outlined in the “Risk Factors” section included in this prospectus and in any prospectus supplement. These additional risks and uncertainties include, but are not limited to:

•	general economic conditions in the geographic areas and occupational market segments that we are targeting for our digital mobile network service;

•	the availability of adequate quantities of system infrastructure and handset equipment and components to meet service deployment and marketing plans and customer demand;

•	the availability and cost of acquiring additional spectrum;

•	the timely development and availability of new handsets with expanded applications and features;

•	the success of efforts to improve, and satisfactorily address any issues relating to, our digital mobile network performance;

•	the successful implementation and performance of the technology being deployed or to be deployed in our various market areas, including the expected 6:1 voice coder software upgrade being developed by Motorola and technologies to be implemented in connection with our contemplated launch of our nationwide Direct Connect service;

•	market acceptance of our new line of Java™ embedded handsets and service offerings, including our Nextel Online services;

•	the timely delivery and successful implementation of new technologies deployed in connection with any future enhanced iDEN or next generation or other advanced services we may offer;

•	the ability to achieve market penetration and average subscriber revenue levels sufficient to provide financial viability to our digital mobile network business;

•	the impact on our cost structure or service levels of the general downturn in the telecommunications sector, including the adverse effect of any bankruptcy of any of our tower providers or telecommunications suppliers;

•	our ability to successfully scale, in some circumstances in conjunction with third parties under our outsourcing arrangements, our billing, collection, customer care and similar back-office operations to keep pace with customer growth, increased system usage rates and growth in levels of accounts receivables being generated by our customers;

•	access to sufficient debt or equity capital to meet operating and financing needs;

•	the quality and price of similar or comparable wireless communications services offered or to be offered by our competitors, including providers of cellular and personal communication services including, for example, two-way radio services;

•	the impact of legislation or regulatory actions relating to specialized mobile radio services, wireless communications services or telecommunications generally, including, for example, the impact of number portability on our business;

•	the costs of compliance with regulatory mandates, particularly the requirement to deploy location-based 911 capabilities; and

•	other risks and uncertainties described from time to time in our reports, including our annual report on Form 10-K for the year ended December 31, 2002 and our subsequent quarterly reports on Form 10-Q.

USE OF PROCEEDS

      We intend to use the net proceeds from the sale of the shares of common stock offered by this prospectus to fund network expansion, strategic investments, working capital needs, debt service requirements and/or for other general corporate purposes.

COMMON QUESTIONS ABOUT THE PLAN

      The following questions and answers section is qualified in its entirety by reference to the full text of the Plan contained in this prospectus. Terms used below have the meaning given to them in the Plan.

1.	Who is eligible to participate in the Plan?

      The persons eligible to participate in the Plan include: all U.S. citizens; corporations, partnerships or other entities incorporated or domiciled in the U.S.; and our existing stockholders. Persons who are not U.S. citizens may also participate in the Plan under certain circumstances. See “Enrollment” on page 18.

2.	How do I enroll in the Plan?

      If you do not currently own any of our common stock, you can join the Plan by completing an Initial Investment Form, indicating your initial investment, and returning it with an initial cash investment of at least $1,000 to the Plan Administrator. If you already own our common stock and are a stockholder of record on our books, you may join the Plan by completing an Enrollment Authorization Form, indicating your reinvestment election, and returning it to the Plan Administrator. See “Enrollment” on page 18.

3.	May I reinvest the dividends on my common stock if I enroll in the Plan?

      Yes. You may elect to have all or a portion of any cash dividends on your common stock automatically reinvested toward the purchase of additional shares of our common stock. You should note that we have not paid any cash dividends on our common stock and do not plan to pay any cash dividends on our common stock for the foreseeable future. See “Dividend Reinvestment” on page 19.

4.	May I purchase additional shares of common stock through the Plan from time to time?

      Yes. You may invest up to $10,000 each month in shares of common stock. The minimum initial cash investment is $1,000, and any subsequent optional cash investment, once you have enrolled in the Plan, must be no less than $100. Optional investments in excess of $10,000 per month may be made only after submission to us of a written request, which we refer to as a “Request for Waiver,” and after we have given our written approval, which we may grant or refuse to grant in our sole discretion. You may make optional investments occasionally or at regular intervals, as you desire. See “Optional Cash Investments” on page 20.

5.	Does the Plan account for fractional shares?

      Yes. Your optional cash investments and reinvested dividends will be fully invested, and your account will be credited with the appropriate number of shares, including fractional shares.

6.	Does the Plan provide a “safekeeping” service?

      Yes. You may deposit certificates representing our common stock into your Plan account for “safekeeping,” so that the shares will instead be accounted for in book-entry form. You can elect this service without participating in any other feature of the Plan. There is no fee for this service. See “Safekeeping of Stock Certificates in Book-Entry Form” on page 27.

7.	May I sell the shares I hold in the Plan?

      Yes. You may sell any or all of the shares of common stock that are credited to your Plan account. A service fee, a processing fee and any required tax withholdings or transfer taxes will be deducted from the proceeds that you receive from the sale. See “Sale of Shares” on page 26.

8.	May I gift or transfer shares from my Plan account?

      Yes. You may transfer all or a portion of the shares in your Plan account to another person, whether or not that person is a participant in the Plan. If that person is not a participant, you must transfer a whole number of shares (not fractional shares). There is no fee for this service. See “Gifts or Transfers of Shares” on page 27.

9.	Will I receive a statement of my account?

      Yes. You will receive a statement shortly after every transaction in your Plan account. Plan account transactions include, but are not limited to, initial or optional cash investments, reinvestment of dividends, and deposits, transfers or withdrawals of shares. You may also request a statement for your account at any time by contacting the Plan Administrator. See “Statements of Account” on page 29.

10.	What are the fees when I participate in the Plan?

      There may be brokerage commissions and fees for the acquisition of shares. If we satisfy the requirements of Plan participants by purchasing shares of common stock in the open market through an Independent Agent, there is a processing fee of $0.03 per share, which includes brokerage commissions. If you sell shares held in your Plan account, a processing fee of $0.12 per share, which includes brokerage commissions, and a service fee of $15.00 per sale will be deducted from the net proceeds. There is a $5.00 service fee that will be deducted from optional cash investments made by check or through the Internet and a $2.50 service fee that will be subtracted from all optional cash investments made by automatic deduction transactions. Additionally, there is a one-time enrollment fee of $10.00 per new account established. Certain other special fees, such as a $25.00 fee for returned checks, may also apply. See “Summary of Participation Fees” on page 29.

NEXTEL COMMUNICATIONS, INC. DIRECT STOCK PURCHASE PLAN

      The following is a description of our Direct Stock Purchase Plan, which we refer to in this prospectus as the Plan.

Plan Administration

      We have designated EquiServe Trust Company, N.A., as Plan Administrator for the Plan, with EquiServe, Inc. acting as Service Agent. The Plan Administrator will receive optional cash investments, direct the purchase and sale of shares of common stock for Plan participants, keep records, send statements and perform other duties required by the Plan. The Plan Administrator also serves as transfer agent and registrar for our common stock.

      We or the Plan Administrator will also appoint an Independent Agent to act on behalf of Plan participants in buying common stock in the open market. The Independent Agent will also sell shares of common stock held in the Plan for Plan participants. See “Purchase of Shares” and “Sale of Shares” on pages 25 and 26, respectively.

Inquiries: Plan Administrator — EquiServe Trust Company, N.A.

      You should contact EquiServe Trust Company, N.A. with questions concerning the Plan or about your account, as follows:

Toll-free:	(888) 790-8112 Customer service representatives are available Monday through Friday between the hours of 9:00 a.m. and 5:00 p.m., New York City time, except on market holidays.
TDD:	(800) 952-9245 A telecommunications device is available for the hearing impaired.
In writing:	Nextel Communications, Inc. c/o EquiServe Trust Company, N.A. P.O. Box 43081 Providence, Rhode Island 02940-3081
On the Internet:	http://www.equiserve.com

Initial and Optional Cash Investments

      Send initial cash investments of at least $1,000 to:

Nextel Communications, Inc.
c/o EquiServe Trust Company, N.A.
P.O. Box 13517
Newark, New Jersey 07188-0001

      Send subsequent cash investments of at least $100 per payment to:

Nextel Communications, Inc.
c/o EquiServe Trust Company, N.A.
P.O. Box 13531
Newark, New Jersey 07188-0001

      Make your check payable to “EquiServe – Nextel” in U.S. dollars drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that it can provide you with a check that clears through a U.S. bank and that the dollar amount printed is in U.S. funds. Due to the longer clearance period, the Plan Administrator is unable to accept checks that clear through non-U.S. banks. For subsequent optional cash investments, please use the cash investment form attached to your statement to facilitate processing.

Enrollment

      You are eligible to participate in the Plan if you are a U.S. citizen, corporation, partnership or other entity incorporated or domiciled in the U.S., or one of our existing stockholders. Any person who is not a U.S. citizen may also participate in the Plan if there are no laws or governmental regulations that would prohibit such person from participating or that would affect the terms of the Plan. We reserve the right to terminate participation of any participant if we deem it advisable under any foreign laws or regulations.

      If you do not currently own any of our common stock, you may join the Plan by completing an Initial Investment Form and returning it to the Plan Administrator together with a check payable to “EquiServe – Nextel” in the amount of at least $1,000. Any initial investment greater than $10,000 will require you to submit to us a Request for Waiver and to receive our prior approval, which we may grant or refuse to grant in our sole discretion. All checks must be in U.S. dollars and drawn on a U.S. bank. There is a $10.00 initial enrollment fee per new account established. You may also make your initial investment and enroll in the Plan through the Internet at www.equiserve.com. The Plan Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held pending investment. After the initial shares are purchased, a statement will be mailed to you.

      If you already own our common stock and the shares are registered in your name, you may join the Plan by completing an Enrollment Authorization Form and returning it to the Plan Administrator. You may also enroll in the Plan through the Internet at www.equiserve.com.

      If your shares are held in a brokerage, bank or other intermediary account (i.e., in “street name”), you may participate in the Plan by either instructing your broker, bank or other intermediary account to have your shares transferred into your name and then enrolling in the Plan, or requesting that your broker, bank, or other intermediary account participate in the Plan on your behalf. Alternatively, you can enroll in the Plan in the same manner as someone who currently is not an owner of our common stock, as described above.

      You should review this prospectus thoroughly before enrolling in the Plan.

Dividend Reinvestment

Options

      The Enrollment Authorization Form allows you to choose one of the three options listed below regarding the dividends, if any, paid on your shares of common stock. If not otherwise specified on the appropriate form, your account will automatically be set up for full dividend reinvestment. You can change your reinvestment decision at any time by notifying the Plan Administrator. An initial investment option or an investment option change may not apply to a particular dividend if your Enrollment Authorization Form is not received by the Plan Administrator at least two business days prior to the record date for that dividend. You are encouraged to call the Plan Administrator for information regarding the Dividend Record Date (the date on which a person or entity must be a registered stockholder of our common stock in order to receive dividends) for a dividend payment, if any, to be made on your shares of common stock. There is no service fee in connection with dividend reinvestment. You should note that we have not paid any cash dividends on our common stock and do not plan to pay any cash dividends on our common stock for the foreseeable future.

      Your options for reinvesting dividends, if any, under the Plan are:

•	Full Dividend Reinvestment: The cash dividends, minus any withholding tax, on all shares in your account will automatically be fully reinvested in additional shares of our common stock.

•	Partial Dividend Reinvestment: This option allows you to receive a check or electronic deposit of cash dividends, minus any withholding tax, based on a specified number of full shares held in your account. Any cash dividend on the remaining shares will be reinvested in additional shares of our common stock.

•	Cash Dividends: None of your cash dividends will be reinvested. You will receive a check or electronic deposit for the full amount of cash dividends, minus any withholding tax, paid on the shares held in your Plan account.

      Purchases of shares of common stock made with reinvested dividends will occur on the Dividend Payment Date. Shares of common stock purchased on the open market will be credited to participating accounts as of the last day on which all purchases for the Dividend Payment Date are completed. Shares issued and sold by us will be credited on the Dividend Payment Date.

Deposit Cash Dividends Electronically

      If you choose partial dividend reinvestment or full cash payout of dividends, you can have your cash dividends deposited directly into your bank account, instead of receiving a check by mail. To have your dividends deposited electronically, you must complete and return a Direct Deposit Authorization Form, which can be obtained from the Plan Administrator by calling (888) 790-8112. Please allow 30 days from the date of receipt of the completed form for the direct deposit to be established. You may also change your designated bank account for direct deposit or discontinue this feature by notifying the Plan Administrator in writing.

Optional Cash Investments

      You can purchase shares of our common stock by using the Plan’s optional cash investment feature. To purchase shares using this feature, you must invest at least $100 at any one time (at least $1,000 for an initial investment if you are not already a stockholder), but you cannot invest more than $10,000 monthly, except as described below under “Optional Investments Over Maximum Monthly Amount.” Any optional cash investment of less than $100 (or less than $1,000 for an initial investment if you are not already a stockholder) and the portion of any optional cash investment or investments totaling more than $10,000 monthly, except for optional investments made pursuant to Requests for Waiver approved by us, will be returned to you without interest. You have no obligation to make any optional cash investments under the Plan. There is a $5.00 service fee that will be deducted from optional cash investments made by check or through the Internet and a $2.50 service fee that will be subtracted from all optional cash investments made by automatic investments.

Investment Dates

      Purchases of shares of common stock made with initial cash payments from enrolling investors and with optional cash payments from current stockholders will begin on an Investment Date which will be the 1st and 15th of each month (if this date is not a trading day on The Nasdaq National Market, then the Investment Date will be the next trading day), except that an Investment Date for optional cash investments pursuant to Requests for Waiver that we have approved will occur only once a month, if at all, on a day that we set at the beginning of the month. Shares of common stock purchased on the open market will be credited to participating accounts as soon as practicable after all purchases for the Investment Date are completed. Shares issued and sold by us will be credited on the Investment Date.

      The Plan Administrator must receive optional cash investments, other than optional investments pursuant to Requests for Waiver, no later than one business day before the Investment Date for those investments to be invested in our common stock beginning on that Investment Date. Otherwise, the Plan Administrator may hold those funds and invest them beginning on the next Investment Date. No interest will be paid on funds held by the Plan Administrator pending investment. Accordingly, you may wish to transmit any optional cash investments so that they reach the Plan Administrator shortly — but not less than one business day — before the Investment Date. This will minimize the time period during which your funds are not invested. Participants have an unconditional right to obtain the return of any cash payment up to five business days prior to the Investment Date by sending a written request to the Plan Administrator.

Method of Payment

      Your payment options under the Plan are as follows:

•	By Check or through the Internet: You may make optional cash investments up to the maximum monthly amount by sending the Plan Administrator a check in U.S. dollars drawn on a U.S. bank, and made payable to “EquiServe – Nextel.” If you are not in the United States, contact your bank to verify that it can provide you with a check that clears through a U.S. bank and that the dollar amount printed is in U.S. funds. Due to the longer clearance period, the Plan Administrator is unable to accept checks that clear through non-U.S. banks. Do not send cash or third party checks. To facilitate processing of your investment, please use the transaction form attached to your statement. Mail your investment and transaction form in the envelope provided. Optional cash investments up to $10,000 may also be made through the Internet at www.equiserve.com. For purchases through the Internet, please refer to the online confirmation for your account debit date and investment date.

•	By Automatic Withdrawal from Your Bank Account: As an alternative to sending checks for optional cash investments, you may elect to have funds automatically withdrawn from your checking or savings account at a U.S. bank or financial institution. You may elect the automatic deduction option by accessing your Plan account through the Internet at the Plan Administrator’s website, www.equiserve.com. You may also elect the automatic deduction option by completing and signing an authorization form for automatic deductions and returning this form to the Plan Administrator, together with a voided blank check or savings account deposit slip for the bank account from which the funds are to be withdrawn. Additional authorization forms are available from the Plan Administrator. Your authorization form for automatic deductions will be processed and will become effective as promptly as practicable. However, you should allow four to six weeks for the first investment to be initiated using this automatic deduction feature. Once automatic deductions begin, funds will be withdrawn from your bank account three business days before either the first or fifteenth day of each month, or both (at your option), or the next business day if either of those days is not a business day. Those funds will then be invested on the next Investment Date. You may change the amount of money or discontinue automatic deductions by either calling the Plan Administrator directly at (888) 790-8112 or completing and submitting to the Plan Administrator a new authorization form for automatic deductions. As an alternative, you may also change or discontinue your automatic monthly deductions by accessing your Plan account through the Internet at the Plan Administrator’s website, www.equiserve.com. To be effective for a particular Investment Date, the Plan Administrator must receive your new instructions at least six business days before the Investment Date.

      Other forms of payment, such as wire transfers, may be made, but only if the Plan Administrator provides advance approval. Purchases above the maximum monthly amount (or any initial investments in excess of the maximum amount) pursuant to Requests for Waiver that we approve may be made only by wire transfer. Wire transfers made pursuant to a Request for Waiver must be received by 2:00 p.m., New York City time, on the second business day before the first day of the relevant pricing period (as described below). You should direct any inquiries regarding other forms of payment, including wire transfers, to the Plan Administrator as indicated above under “Plan Administration.”

      A $25 fee will be assessed if any check or deposit is returned unpaid, or if an automatic withdrawal from your bank account fails due to insufficient funds. This fee and any other incidental costs associated with the insufficient funds will be collected by the Plan Administrator through the sale of an appropriate number of shares from your Plan account. The Plan Administrator will consider the respective request for optional investment null and void and will immediately remove any shares already credited to your account in anticipation of receiving those funds. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance.

Optional Investments Over Maximum Monthly Amount

      Optional cash investments in excess of $10,000 per month (including any initial investments in excess of $10,000) may be made only by investors that submit Requests for Waiver that are approved by us.

      We may not accept Requests for Waiver each month. Investors who wish to make optional investments in excess of $10,000 per month should telephone us on the first day of each month at (866) 286-2951 to determine (by a prerecorded message) if we are accepting Requests for Waivers that month. We will decide whether to accept Requests for Waiver at least three to five business days prior to the commencement of the applicable pricing period. We must receive a Request for Waiver no later than 2:00 p.m., New York City time, on the third business day before the first day of the relevant pricing period, and the Plan Administrator must receive funds relating to such Request for Waiver by wire transfer at least one business day prior to the first day of the applicable pricing period.

      For optional cash investments that exceed $10,000 per month, we must receive any Requests for Waiver by facsimile at fax no. (866) 286-1996 no later than 2:00 p.m., New York City time, on the third business day before the first day of the relevant pricing period, as described below. We will notify any investors whose Requests for Waiver have been approved of those approvals by 9:00 a.m. on the second business day before the first day of the applicable pricing period.

      We have sole discretion to grant or to refuse to grant a Request for Waiver. In deciding whether to grant a Request for Waiver, we will consider relevant factors, including:

•	whether the Plan is then purchasing newly issued shares of our common stock or is purchasing shares of our common stock in the open market;

•	our need for additional funds;

•	the attractiveness of obtaining those funds through the sale of our common stock under the Plan in comparison to other sources of funds;

•	the purchase price likely to apply to any sale of our common stock under the Plan;

•	the party submitting the request, including the extent and nature of that party’s prior participation in the Plan and the number of shares that party holds of record; and

•	the aggregate amount of optional investments in excess of $10,000 for the month for which Requests for Waiver have been submitted.

      If Requests for Waiver are submitted for any Investment Date for a total amount greater than the amount we are then willing to accept, we may honor those requests on any basis that we, in our sole discretion, consider appropriate.

Pricing Period

      The purchase price of shares of our common stock purchased pursuant to a Request for Waiver will be the volume weighted average price of our common stock obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m., New York City time, for each trading day during the relevant “pricing period” (we will notify you by prerecorded message how many days are in the pricing period, assuming the threshold price is met each day), less any applicable waiver discount as described below, calculated pro rata on a daily basis. We also will notify you by prerecorded message if we intend to activate the optional pricing period extension feature as described below under “— Optional Pricing Period Extension Feature.” For example, if a cash investment of $10 million is made pursuant to an approved Request for Waiver for a pricing period of 10 trading days, the number of shares will be calculated for each day of the pricing period by taking a pro rata portion of the total cash investment for each day of the pricing period, which would be $1 million, and dividing it by the volume weighted average price obtained from Bloomberg, LP, rounded to three decimal places, if necessary, for the trading hours from 9:30 a.m. to 4:00 p.m., New York City time, less the discount. On the last day of the pricing period, the total investment amount, $10 million, will be divided by the total number of shares acquired over the 10 days (assuming the threshold price is met) in order to establish the purchase price.

      The Plan Administrator will apply all optional investments pursuant to Requests for Waiver that are approved by us and that are received by the Plan Administrator on or before the first business day before the first day of the relevant pricing period to the purchase of shares of our common stock on the next following Investment Date. All such optional investments received after the close of business on the first business day before the first day of the relevant pricing period will be returned without interest.

Optional Pricing Period Extension Feature

      We may elect to activate for any given pricing period the pricing period extension feature which will provide that the initial pricing period will be extended by the number of days that the threshold price is not satisfied, or on which there are no trades of our common stock reported by The Nasdaq National Market, subject to a maximum of five days. If the threshold price is satisfied for any additional day that has been added to the initial pricing period, that day will be included as one of the trading days for the pricing period in lieu of the day on which the threshold price was not met or trades of our common stock was not reported. For example, if the determined pricing period is 10 consecutive business days, and the threshold price is not satisfied for three out of those 10 days in the pricing period, and we had previously announced at the time of the waiver request acceptance that the optional pricing period extension feature was activated, then the pricing period will automatically be extended, and if the threshold price is satisfied on the next three trading days, then those three days will be included in the pricing period in lieu of the three days on which the threshold price was not met. As a result, the purchase price will be based upon the ten trading days of the initial and extended pricing period on which the threshold price was satisfied and all of the optional cash investment will be invested (rather than 30% being returned to the participant).

Threshold Price

      We may, in our sole discretion, establish for any pricing period a “threshold price” applicable to optional investments made pursuant to Requests for Waiver. The threshold price will be the minimum price applicable to purchases of our common stock pursuant to Requests for Waiver during the applicable pricing period. At least three to five business days before the first day of the applicable pricing period, we will determine whether to establish a threshold price and, if a threshold price is established, its amount, and will notify the Plan Administrator. We will make that determination, in our sole discretion, after a review of current market conditions, the level of participation in the Plan and our current and projected capital needs.

      If established for any pricing period, the threshold price will be stated as a dollar amount that the volume weighted average price obtained from Bloomberg, LP, rounded to three decimal places, if necessary, for the trading hours from 9:30 a.m. to 4:00 p.m., New York City time, must equal or exceed on each trading day of the relevant pricing period. In the event that the threshold price is not satisfied for a trading day in the pricing period or there are no trades of our common stock reported by The Nasdaq National Market for a trading day, then that trading day will be excluded from the pricing period with respect to optional cash investments made pursuant to Requests for Waiver, and all trading prices for that day will be excluded from the determination of the purchase price. For example, if the threshold price is not satisfied for two of the 10 trading days in a pricing period, then the purchase price will be based upon the remaining eight trading days on which the threshold price was satisfied, unless we have activated the pricing period extension feature for the pricing period as described above under “— Optional Pricing Period Extension Feature.”

      A portion of each optional investment made pursuant to a Request for Waiver will be returned for each trading day during a pricing period on which the threshold price is not satisfied and for each trading day on which no trades of our common stock are reported on The Nasdaq National Market. The returned amount will equal the total amount of the optional investment multiplied by a fraction, the numerator of which is the number of trading days that the threshold price is not satisfied or trades of our common stock are not reported on The Nasdaq National Market and the denominator of which is the number of trading days in the pricing period. For example, if the threshold price is not satisfied or if no sales are reported for one of 10 trading days in a pricing period, one-tenth of the optional investment will be returned. All such funds will be returned as soon as reasonably practicable after the pricing period without interest.

      The establishment of the threshold price and the possible return of a portion of the investment in the event that a threshold price is not satisfied apply only to optional investments made pursuant to Requests for Waiver. Setting a threshold price for a pricing period will not affect the setting of a threshold price for any subsequent pricing period. We may waive our right to set a threshold price for any pricing period. Neither we nor the Plan Administrator will be required to provide any written notice of the threshold price for any pricing period.

Waiver Discount

      We may, in our sole discretion, establish a “waiver discount” of 0% to 5% from the market price applicable to optional investments made pursuant to Requests for Waiver. The waiver discount may vary for different Investment Dates but will apply uniformly to all optional investments made pursuant to Requests for Waiver with respect to a particular Investment Date.

      We will determine, in our sole discretion, whether to establish a waiver discount after a review of current market conditions, the level of participation and our current and projected capital needs. At least three to five business days before the first day of the applicable pricing period, we will determine whether to establish a waiver discount and, if a waiver discount is established, its amount, and will notify the Plan Administrator. Neither we nor the Plan Administrator will be required to provide any written notice of the waiver discount, if any, for any pricing period.

      You may ascertain the threshold price and the waiver discount, if any, pursuant to Requests for Waiver that we accept for any given pricing period by telephoning us at (866) 286-2951 at any time after 8:00 a.m. on the third business day before the first day of the relevant pricing period.

      Optional investments that do not exceed $10,000 per month (including initial investments that do not exceed $10,000), as well as dividend reinvestments, will not be subject to a waiver discount or a threshold price.

Purchase of Shares

Source of Shares

      Shares of our common stock needed to meet the requirements of the Plan for optional cash investments and dividend reinvestments will either be purchased in the open market, by an Independent Agent, or issued directly by us.

Pricing of Shares Purchased in the Open Market

      If we elect to satisfy the requirements of the Plan participants through shares purchased in the open market, the price per share will be the weighted average price of all shares purchased by the Independent Agent for the applicable investment period, plus a processing fee of $0.03 per share.

Pricing of Original Issue Shares

      If we elect to satisfy the requirements of the Plan participants for dividend investments or for optional investments not exceeding $10,000 per month with original issue shares, the price of such shares will be 100% of the average of the high and low sales price of our common stock on The Nasdaq National Market on the respective Dividend Payment Date or Investment Date. No processing fee will be charged. In the event that the Investment Date or Dividend Payment Date is not a trading day on The Nasdaq National Market or no trading is reported for that trading day, we may determine the purchase price on the basis of market quotations as deemed appropriate. The price of original issue shares of common stock purchased pursuant to Requests for Waiver is described above under “Optional Cash Investments – Pricing Period.”

Timing and Control

      The Plan Administrator will make arrangements with an Independent Agent to use initial and optional cash investments to purchase shares of common stock during the relevant investment period,

and to use reinvested dividends to purchase shares on a quarterly basis. Purchases may be made over a number of days to meet the requirements of the Plan. No interest will be paid on funds held by the Plan Administrator pending investment. The Independent Agent may commingle your funds with those of other participants in the Plan for purposes of executing purchase transactions.

      Because the Plan Administrator will arrange for the purchase of shares on behalf of the Plan through an Independent Agent, neither we nor any participant in the Plan has the authority or power to control either the timing or pricing of the shares purchased. Therefore, you will not be able to precisely time your purchases through the Plan, and you will bear the market risk associated with fluctuations in the price of our common stock. That is, if you send in an initial or optional cash investment, it is possible that the market price of our common stock could go up or down before the Plan Administrator arranges to purchase stock with your funds. The Independent Agent will use its best efforts to apply all funds to the purchase of shares before the next Investment Date, subject to any applicable requirements of federal or state securities laws. We reserve the right to designate an exclusive broker to purchase the shares on the open market. Purchases of our common stock for optional cash investments by the Plan Administrator on the open market usually will be completed no later than 35 days after the Investment Date, except where completion at a later date is necessary or advisable under any applicable securities laws or regulations. Purchases of our common stock for dividend investments by the Plan Administrator on the open market usually will be completed no later than 30 days after the Investment Date, except where completion at a later date is necessary or advisable under any applicable securities laws or regulations.

Sale of Shares

      You can sell any number of shares held in your Plan account by notifying the Plan Administrator by completing and submitting the tear-off portion of your account statement or by contacting the Plan Administrator at (888) 790-8112. You may also sell your shares through the Internet at www.equiserve.com. Upon receipt of a request to sell some or all of your common stock, the Plan Administrator will endeavor to process your order on the day it is received. The Plan Administrator will arrange for sales to be made through an Independent Agent within five business days of receipt of your request. The sale price will be the weighted average price of all shares sold for Plan participants that day. The Independent Agent may commingle your shares with those of other participants in the Plan for purposes of executing sales transactions. You will receive the proceeds of the sale less the processing fee of $0.12 per share, which includes brokerage commissions, a $15.00 service fee and any required tax withholdings. Proceeds are normally paid by check, which is generally mailed within 24 hours of the date on which the transaction is settled with the Independent Agent. Such settlement dates are typically three business days following the sale. You will not earn interest on funds generated from the sale of shares for the time period between the date of sale and the date on which you receive your check. We reserve the right to designate an exclusive broker to sell shares on the open market. All sale requests having an anticipated market value of $100,000.00 or more must be submitted in written form. In addition, all sale requests within 30 days of an address change to your account must be submitted in written form.

      Because the Plan Administrator will arrange for the sale of shares through an Independent Agent, neither we nor any Plan participant has the authority or power to control either the timing or the pricing of shares sold. Therefore, you will not be able to precisely time your sales through the Plan, and you will bear the market risk associated with fluctuations in the price of our common stock. That is, if you send in a request for a sale, it is possible that the market price of our common stock could go up or down before the sale is completed. If you prefer to have control over the exact price and timing of your sale, you can choose to withdraw the shares you wish to sell and conduct the transaction through a stockbroker of your choice. See “Issuance of Certificates” on page 28.

      Please note that if your total holdings fall below one share, the Plan Administrator may liquidate the fractional share, remit the proceeds to you, less any applicable fees, and close your Plan account.

Safekeeping of Stock Certificates in Book-Entry Form

      Shares of our common stock that you buy under the Plan will be maintained in your Plan account in book-entry form. In addition, you may also deposit any other shares of our common stock that you hold in certificate form into the Plan for “safekeeping” to be held in book-entry form, at no cost. Deposited shares represented by common stock certificates will be credited to your account. Thereafter, the shares are treated in the same manner as shares purchased through the Plan, giving you the options of reinvesting your dividends and selling your shares through the Plan.

      Safekeeping is beneficial because you no longer bear the risk and cost associated with the loss, theft, or destruction of stock certificates. Certificates will be issued only upon request to the Plan Administrator. See “Issuance of Certificates” on page 28.

      To use the safekeeping service, complete the tear-off section of your account statement or write a letter of instruction and send it, along with your stock certificates, to the Plan Administrator. We recommend that securities be sent by registered mail and insured for 2% of their value. Do not endorse the certificates or complete the assignment section.

      Certificates deposited for safekeeping should be sent to:

Nextel Communications, Inc.
c/o EquiServe Trust Company, N.A.
P.O. Box 43082
Providence, Rhode Island 02940-3082

Gifts or Transfers of Shares

      You can give or transfer shares from your Plan account to anyone you choose by:

•	making an initial cash investment of at least $1,000 to establish an account in the recipient’s name;

•	submitting an optional cash investment on behalf of an existing Plan participant in an amount not less than $100 nor more than $10,000;

•	transferring shares from your Plan account to the account of an existing Plan participant; or

•	transferring a whole number of shares from your account to a recipient outside the Plan.

      You may transfer shares to the accounts of existing Plan participants or to establish a new account. If your investments or transfers are made to an existing account, the dividends on the shares credited pursuant to such investments or transfers will be reinvested in accordance with the elections made on the existing account. New Plan participants may elect any of the dividend reinvestment options by completing an Enrollment Authorization Form or by accessing their Plan account online at www.equiserve.com.

      When authorizing a transfer of shares, you must send written instructions to the Plan Administrator, and you must have your signature on the letter of instruction medallion guaranteed by a financial institution participating in the Medallion Signature Guarantee program. A Medallion Signature Guarantee is a special guarantee for securities that may be obtained through a financial institution such as a broker, bank, savings and loan association, or credit union. The guarantee ensures that the individual requesting the stock transfer is in fact the owner of the applicable stock. Most banks and brokers participate in the Medallion Signature Guarantee Program.

      If you need additional assistance regarding the transfer of your shares, please call the Plan Administrator at (888) 790-8112. Transfer forms and instructions are also available at the Plan Administrator’s website, www.equiserve.com.

Issuance of Certificates

      At any time, you may obtain a certificate, free of charge, for all or a part of the whole shares of common stock in your account upon written or telephonic request to the Plan Administrator. You may also request a certificate through the Internet at the Plan Administrator’s website, www.equiserve.com.

      Certificates will be issued for whole shares only. In the event your request involves a fractional share, a check for the value of the fractional share will be mailed to you. The amount of the payment will be based upon the then-current market price of our common stock, less any processing fee and any other costs of sale. The Plan Administrator normally will issue the certificates within two business days of the receipt of your request.

      Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. If the certificate is to be issued in a name other than your Plan account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Signature Guarantee program, as described under “Gifts or Transfers of Shares” above.

Pledging of Shares

      You may not pledge as collateral shares of common stock held in your account. If you wish to pledge shares of common stock held in your account, you must request that certificates for those shares be issued. You can then deliver the certificates as collateral. See “Issuance of Certificates” above.

Statements of Account

      If you participate in dividend reinvestment, the Plan Administrator will mail you a statement after each dividend reinvestment showing all of your year-to-date transactions (shares, amounts invested, purchase prices) and other account information. Supplemental statements or notices will be sent when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

      In addition, you will receive a year-end statement summarizing the activity in your account for the entire year. The Plan Administrator will also furnish to you Internal Revenue Service information for reporting dividends paid and proceeds derived from any sale of shares credited to your account in the form and manner as the Internal Revenue Service may require.

      Please retain your statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

      You should notify the Plan Administrator promptly of any change in address since all notices, statements and reports will be mailed to your address of record.

Summary of Participation Fees

Enrollment Fee for New Investors	$10.00 per new account
Reinvestment of Dividends	No service fee
Optional Cash Investments	$5.00 if made by check or through the internet; $2.50 if made by automatic deduction
Returned Checks	$25.00 per check
Purchase of Shares
Open Market	Processing fee of approximately $0.03 per share
Original Issue	No processing fee
Sale of Shares	Processing fee of approximately $0.12 per share sold plus a service fee of $15.00 per sale
Gift or Transfer of Shares	No service fee
“Safekeeping” of stock in book-entry form	No service fee
Certificate Issuance	No service fee

      The Plan Administrator will deduct the applicable fees from the funds for investment or proceeds from a sale. For more details concerning fees, see “Enrollment,” “Purchase of Shares,” “Sale of Shares” and “Statements of Account” on pages 18, 25, 26 and 29, respectively.

Termination of Participation

      You may terminate your participation in the Plan at any time by either calling or delivering written instructions to the Plan Administrator. Your request must be signed by all registered holders listed on the account. If your request to stop dividend reinvestment is received after the Dividend Record Date, then the dividends related to that record date may be reinvested and the shares will be added to your Plan account. Your account may not be terminated until after it is credited with the shares resulting from the pending dividend reinvestment. Upon termination, you must elect either to receive the number of whole shares held in your account and a check for the value of any fractional share, or to have all of the shares in your account sold for you as described under “Sale of Shares” on page 26. If you elect to receive the shares, they will be credited to an account of your designation in book-entry form (i.e., uncertificated) unless you request a certificate. The Plan Administrator will send your stock certificates (if certificates are requested) and/or proceeds to you as soon as practicable.

Death of a Plan Participant

      If a Plan participant dies or becomes legally incapacitated, the Plan Administrator must be notified. If the notice is received at least 30 days prior to the applicable Dividend Payment Date, no more purchases will be made and the account will be closed. If the notice is received later than 30 days prior to the applicable Dividend Payment Date, the dividends paid on that date will be reinvested and then the account will be closed. The legal representative of the participant should contact the Plan Administrator for specific information.

Other Information About the Plan

Stock Splits, Stock Dividends and Other Distributions

      In the event dividends are paid in common stock, or if common stock is distributed in connection with any stock split or similar transaction, each account balance will be adjusted to reflect the receipt of the common stock paid or distributed. You will receive a statement indicating the number of shares or dividends earned as a result of the transaction.

Voting of Shares

      We will mail you or deliver electronically at your request proxy materials, including a proxy card representing all shares credited to your Plan account, both full and fractional, and all shares you hold in certificate form. Shares of our common stock held in a Plan account may be voted in person or by the proxy sent to the Plan participant.

Stockholder Communications

      In addition to proxy materials, Plan participants will also receive all communications sent to holders of our common stock. Plan participants can also obtain current financial and other information about us by visiting our website at www.nextel.com.

Liability of the Plan Administrator, the Independent Agent and Nextel Communications, Inc.

      Neither we, the Plan Administrator, nor the Independent Agent will be liable for any act performed in good faith or for any good faith omission to act. This includes, without limitation, any claims of liability for (1) failure to terminate an account upon the death of a participant prior to receiving written notice of such death, along with a request to terminate participation from a qualified representative of the deceased; (2) purchase or sale prices reflected in a participant’s Plan account or the dates of purchases or sales of a participant’s Plan shares; or (3) any fluctuation in the market value after purchase or sale of shares.

Plan Modification or Termination

      We reserve the right to suspend, modify or terminate the Plan at any time. You will receive notice of any such suspension, modification or termination. We and the Plan Administrator also reserve the right to change any administrative procedures of the Plan.

Change of Eligibility; Termination

      We reserve the right to deny, suspend or terminate participation by a Plan participant who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, the Plan Administrator will notify you in writing and will continue to maintain your shares in book-entry form but will no longer accept optional cash investments or reinvest your dividends. The Plan Administrator will issue a certificate to you upon written request.

Multiple Accounts

      We reserve the right to aggregate all optional investments for Plan participants with more than one account using the same name, address or social security or taxpayer identification number. We may also aggregate Plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership. In the event that we exercise our rights to aggregate investments and the result would be an investment in excess of $10,000 per month without a Request for Waiver approved by us, the amount in excess of $10,000 will be returned, without interest, as promptly as practicable.

Transfer Agent and Registrar

      EquiServe Trust Company, N.A. presently acts as transfer agent and registrar for our common stock. We reserve the right to terminate the agent and appoint another agent or administer the Plan ourselves. All participants will receive notice of any such change.

No Profit or Dividends Assured

      We cannot assure you of a profit or protect you against a loss on shares of our common stock that you purchase or sell under the Plan. The payment of dividends is at the discretion of our Board of Directors and will depend upon future earnings, our financial condition and other factors. There can be no assurance as to the declaration or payment of any dividend on our common stock.

Interpretation of the Plan

      Our officers are authorized to take any actions that are consistent with the Plan’s terms and conditions. We reserve the right to interpret and regulate the Plan as it deems necessary or desirable in connection with the Plan’s operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      Participants will generally not realize gain or loss for federal income tax purposes upon the purchase of shares pursuant to the Plan and a participant’s tax basis in the shares will generally be equal to the purchase price of the shares. In certain circumstances, participants that make investments exceeding $10,000 in a single month and receive a discount from fair market value on the purchase of shares may be deemed to have received a taxable dividend as a result of such discount.

      If the Company distributes cash dividends in the future, participants that elect to reinvest such dividends will be treated as having received a taxable dividend to the extent that the distribution is out of current or accumulated earnings and profits as determined for tax purposes. If we do not have earnings and profits, the distribution will generally be treated as a tax-free reduction in the basis of existing shares. If at the time of the dividend the Company regularly distributes its earnings and profits, the amount of the distribution will be considered to be equal to the amount of the cash dividend that could have been received instead. Otherwise the amount of the distribution will be equal to the fair market value of the shares on the date of distribution. A participant’s tax basis in the purchased shares will generally be equal to the amount of such distribution.

      A participant’s holding period for shares acquired pursuant to the Plan will begin on the day following the date on which the shares are credited to the participant’s account. When a participant receives certificates for whole shares credited to the participant’s account under the Plan, the participant will not realize taxable income. A participant that receives a cash adjustment for a fraction of a share will realize a gain or loss with respect to such fraction. A gain or loss will also be realized by the participant whenever whole shares are sold. The amount of such gain or loss will be the difference between the amount that the participant receives for the shares or fraction of a share and the tax basis of the participant in the shares or fraction sold.

      The foregoing summary is based on current law and does not take into account possible changes in law which may have retroactive effect. The summary does not address special tax consequences that may be applicable to certain participants subject to special tax treatment, including foreign stockholders. Participants are advised to consult their own tax advisors for further information with respect to the federal, foreign, state and local tax consequences of participation in the Plan.

PLAN OF DISTRIBUTION

      Except to the extent the Plan Administrator purchases shares of our common stock in the open market, we will sell directly to the Plan Administrator the shares of our common stock acquired under the Plan. There are no brokerage commissions in connection with the purchases of such newly issued shares of our common stock.

      In connection with the administration of the Plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of participants or other investors who may be engaged in the securities business.

      Persons who acquire shares of common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934 and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our common stock so purchased. We may, however, accept investments made pursuant to requests for waiver by such persons.

      From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to requests for waiver under the Plan. Those transactions may cause fluctuations in the trading volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our common stock to be received under the Plan. We reserve the right to modify, suspend or terminate participation in the Plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the Plan.

      In connection with any investment in which the Plan administrator purchases shares of our common stock on the open market, you will pay your pro rata share of all brokerage commissions and fees. Upon withdrawal by a participant from the Plan by the sale of shares of our common stock held under the Plan, the participant will receive the proceeds of that sale less a service charge, brokerage commission and any applicable withholdings, transfer or other taxes. Our common stock may not be available under the Plan in all states. We are not making an offer to sell our common stock in any state where the offer or sale is not permitted.

SALES OF SHARES BY PARTICIPANTS

      Participants that request the sale of any of their shares of common stock held in the Plan must pay a service fee of $15.00 per sale and a processing fee currently equal to $0.12 per share, which includes brokerage commissions, plus any applicable taxes. Shares of our common stock may not be available under the Plan in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of our common stock or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

DESCRIPTION OF CAPITAL STOCK

      Under our certificate of incorporation, we have the authority to issue 2,180,000,000 shares of capital stock, which are currently divided into nine classes or series as follows:

•	2,060,000,000 shares of class A voting common stock, par value $0.001 per share, referred to as the common stock;

•	100,000,000 shares of class B nonvoting common stock, par value $0.001 per share, referred to as the nonvoting common stock;

•	1,600,000 shares of 13% series D exchangeable preferred stock, par value $0.01 per share, referred to as series D preferred stock;

•	2,200,000 shares of 11.125% series E exchangeable preferred stock, par value $0.01 per share, referred to as series E preferred stock;

•	800,000 shares of zero coupon convertible preferred stock, par value $0.01 per share, referred to as zero coupon convertible preferred stock; and

•	15,400,000 shares of undesignated preferred stock, par value $0.01 per share.

Preferred Stock

      As described below (see “Terms of Our Existing Preferred Stock”), we have existing shares of series D preferred stock, series E preferred stock, and zero coupon convertible preferred stock. Our board of directors is authorized to issue up to 15,400,000 shares of undesignated preferred stock in one or more additional series or classes of preferred stock. If our board of directors authorizes the issuance of one or more additional series or classes of preferred stock, our board of directors will fix for each series voting powers and those preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions as are permitted by the Delaware General Corporation Law. See “Relevant Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law” below.

Terms of Our Existing Preferred Stock

General

      We have issued and outstanding shares of the series D preferred stock, the series E preferred stock and the zero coupon convertible preferred stock.

      The description of the terms of our existing classes and series of preferred stock included in this prospectus summarizes all material terms of our existing classes and series of preferred stock. However, because such description is only a summary, it will not contain all information that you may find useful. For further information about our existing classes and series of preferred stock, you should read the provisions of our certificate of incorporation, by-laws and the certificate of designation relating to a specific series of the preferred stock, which will be in the form filed as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part. Also see “Relevant Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law” below.

Series D Preferred Stock

      The series D preferred stock ranks equally with the series E preferred stock and the zero coupon convertible preferred stock in all respects. Shares of our series D preferred stock have a liquidation preference of $1,000 per share. Dividends on the series D preferred stock accrue at an annual rate of 13% of the liquidation preference, are cumulative from the date of issuance and are payable quarterly in cash. The series D preferred stock is mandatorily redeemable on July 15, 2009 at the liquidation preference plus accrued and unpaid dividends. We may choose to redeem some or all of the preferred stock at specified redemption prices. We also may choose to exchange the series D preferred stock, in whole but not in part, into subordinated debentures.

Series E Preferred Stock

      The series E preferred stock ranks equally with the series D preferred stock and the zero coupon convertible preferred stock in all respects. Shares of our series E exchangeable preferred stock have a liquidation preference of $1,000 per share. Dividends on the series E preferred stock accrue at an annual rate of 11.125% of the liquidation preference, are cumulative from the date of issuance and are payable quarterly in cash. The series E preferred stock is mandatorily redeemable on February 15, 2010 at the liquidation preference plus accrued and unpaid dividends. We may choose to redeem some or all of the preferred stock at specified redemption prices. We also may choose to exchange the series E preferred stock, in whole but not in part, into subordinated debentures.

Zero Coupon Convertible Preferred Stock Due 2013

      The zero coupon convertible preferred stock ranks equally with the series D preferred stock and the series E preferred stock in all respects. Shares of our zero coupon convertible preferred stock have a liquidation preference of $1,000 per share at maturity. The zero coupon convertible preferred stock had an initial liquidation preference of $253.675 per share. No dividends will be payable with respect to the zero coupon convertible preferred stock; however, the liquidation preference will accrete from the issuance date at an annual rate of 9.25% compounded quarterly. The zero coupon convertible preferred stock is convertible at the option of the holders prior to redemption or maturity into our class A common stock at a conversion rate of 19.4882 shares of our class A common stock for each share of zero coupon convertible preferred stock, subject to adjustment upon the occurrence of specified events. We may choose to redeem some or all of the preferred stock starting December 23, 2005, and the preferred stock may be tendered by the holders for acquisition by us on December 23, 2005 and 2008. The zero coupon convertible preferred stock is mandatorily redeemable on December 23, 2013 at the fully accreted liquidation preference of $1,000 per share. We may elect, subject to the satisfaction of specified requirements, to pay any redemption or tender price with our common stock.

Undesignated Preferred Stock

      In addition to the existing shares of series D preferred stock, series E preferred stock and zero coupon preferred stock, described above, our board of directors is authorized to issue up to 15,400,000 shares of undesignated preferred stock, par value $0.01 per share, in one or more series or classes of preferred stock.

Common Stock

      Our certificate of incorporation authorizes the issuance of 2,160,000,000 shares of common stock, par value $0.001 per share, of which 2,060,000,000 shares have been designated as class A common stock, referred to as the common stock, and 100,000,000 shares have been designated as class B nonvoting common stock, referred to as the nonvoting common stock.

      We may issue, from time to time, shares of our common stock and nonvoting common stock, the general terms and provisions of which are summarized below. The description of the terms of our common stock and nonvoting common stock included in this prospectus and in the applicable prospectus supplement, taken together, will summarize all material terms of the common stock. However, because such description will only be a summary, it will not contain all information that you may find useful. For further information about the common stock and nonvoting common stock, you should read the provisions of our certificate of incorporation and by-laws relating to the common stock, which will be in the form filed as an exhibit to, or incorporated by reference in, the registration statement of which this prospectus is a part. Also see “Relevant Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law” below.

Voting

      Except with respect to matters as to which shares of a class or series of preferred stock vote separately as a class, the holders of the common stock are entitled to one vote per share on all matters to be voted on by our stockholders. The holders of the nonvoting common stock have no right to vote on any matters to be voted on by the stockholders, except as follows and as otherwise required by law. The holders of the nonvoting common stock do have the right to vote as a separate class, with each share having one vote, on:

•	any merger, consolidation, reorganization or reclassification of our company or our shares of capital stock;

•	any amendment to our certificate of incorporation; or

•	any liquidation, dissolution or winding up of our company;

(each of these events being a “Class B Fundamental Change”) in which shares of the nonvoting common stock would be treated differently than shares of the common stock, other than a Class B Fundamental Change in which the only difference in the treatment is that the holders of the common stock would be entitled to receive equity securities with full voting rights and the holders of the nonvoting common stock would be entitled to receive equity securities which have voting rights substantially identical to the voting rights of the nonvoting common stock and are convertible in connection with any Voting Conversion Event, as defined below, on a share for share basis, into the voting securities to which the holders of the common stock are entitled. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Dividends

      Subject to the declaration and payment of dividends on our preferred stock at the time outstanding, to the extent of any preference to which that preferred stock is entitled, and after the provision for any sinking or purchase fund or funds for any series of the preferred stock has been complied with, our board of directors may declare and pay dividends on the common stock and the nonvoting common stock, payable in cash or other consideration, out of funds legally available. If dividends are declared on the common stock that are payable in shares of common stock, then dividends payable at the same rate in shares of nonvoting common stock must be declared on any outstanding shares of nonvoting common stock.

      We have not paid any cash dividends on our common stock and do not plan to pay any cash dividends on our common stock for the foreseeable future.

Liquidation, Subdivision or Combination

      In the event of any liquidation, dissolution or winding up of our company or upon the distribution of our assets, all assets and funds remaining after payment in full of our debts and liabilities, and after the payment to the holders of the then outstanding preferred stock of the full preferential amounts to which they are entitled, would be divided and distributed among the holders of the common stock and nonvoting common stock ratably. In no event will either common stock or nonvoting common stock be split, divided or combined unless the other is proportionately split, divided or combined.

Convertibility of Nonvoting Common Stock into Common Stock

      Upon the actual or expected occurrence of any Voting Conversion Event, as defined below, each share of nonvoting common stock which is being or has been distributed, disposed of or sold, or is expected to be distributed, disposed of or sold, in connection with that Voting Conversion Event will be convertible at the option of the holder into one fully paid and nonassessable share of common stock. If any shares of nonvoting common stock are converted into shares of common stock in connection with a Voting Conversion Event, however, and any of those shares of common stock are not actually distributed, disposed of or sold according to the Voting Conversion Event, those shares of common stock that are not distributed, disposed of or sold will be promptly converted back into the same number of shares of nonvoting common stock.

      A “Voting Conversion Event” means:

•	any public offering or public sale of our securities, including a public offering registered under the Securities Act of 1933 and a public sale under Rule 144 of the Securities and Exchange Commission or any similar rule then in force;

•	any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons would in the aggregate own or control securities that possess in the aggregate the ordinary voting power to elect a majority of our board of directors, provided that the sale has been approved by our board of directors or any authorized committee;

•	any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons in the aggregate would own or control securities, excluding any nonvoting common stock being converted and disposed of in connection with the Voting Conversion Event, that possess in the aggregate the ordinary voting power to elect a majority of our board of directors;

•	any sale of securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, if, after that sale, that person or group of persons would not, in the aggregate, own, control or have the right to acquire more than two percent of the outstanding securities of any class of our voting securities; and

•	any distribution, disposition or sale of any of our securities to a person or group of persons, within the meaning of the Securities Exchange Act of 1934, in connection with a merger, consolidation or similar transaction if, after that transaction, that person or group of persons will own or control securities that constitute in the aggregate the ordinary voting power to elect a majority of the surviving corporation’s directors, provided that the transaction has been approved by our board of directors or any authorized committee.

Transfer Agent and Registrar

      EquiServe Trust Company, N.A. acts as transfer agent and registrar for the common stock.

Relevant Provisions of Our Certificate of Incorporation, Our By-Laws and Delaware Law

      Our certificate of incorporation and our by-laws contain provisions that could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. Although these provisions may have the effect of delaying, deferring or preventing a change in control of our company, we believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description below is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and our by-laws.

Board of Directors

      Our certificate of incorporation provides that our board of directors is divided into three classes of directors, with each class having a number of directors as nearly equal as possible and with the term of each class expiring in a different year. Our by-laws provide that our board of directors will consist of one or more members, and that the number of directors will be determined by resolution of our board of directors or by the stockholders at their annual meeting or a special meeting. We are a party to an agreement with one of our stockholders that entitles the stockholder to name specified nominees to be elected to our board of directors. As of May 30, 2003, our board of directors consists of ten directors. Subject to any rights of holders of preferred stock, a majority of our board of directors then in office has the sole authority to fill any vacancies on our board of directors. Under Delaware law, stockholders may remove members of a classified board only for cause.

Stockholder Actions and Special Meetings

      Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and prohibits stockholder action by written consent instead of a meeting. Our by-laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders may be called only by our president, at the request of a majority of our board of directors or at the request of stockholders owning a majority of our entire capital stock issued and outstanding and entitled to vote.

Anti-Takeover Statute

      Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers. Subject to specified exceptions listed in this statute, Section 203 of the Delaware General Corporation Law provides that a corporation may not engage in any business combination with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding specified shares; or

•	on or after that date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Except as specified in Section 203 of the Delaware General Corporation Law, an interested stockholder is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the relevant date; and

•	the affiliate and associate of the above.

      Under specific circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption. Our certificate of incorporation and by-laws do not exclude us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of our directors then in office approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Additional Authorized Shares of Capital Stock

      The additional shares of authorized common stock and preferred stock available for issuance under our certificate of incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our filings are also available on the Securities and Exchange Commission’s website on the Internet at http://www.sec.gov.

      This prospectus constitutes part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission under the Securities Act of 1933. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission in Washington, D.C.

      Statements contained in this prospectus, in any prospectus supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to, or incorporated by reference in, the registration statement, each statement being qualified in all respects by such reference.

      We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable prospectus supplement or any document we subsequently file with the Securities and Exchange Commission that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable prospectus supplement or any document that we subsequently file with the Securities and Exchange Commission that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission:

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Current Reports on Form 8-K filed on January 8, 2003 and on March 6, 2003;

•	Proxy statement, dated April 24, 2003 and filed with the Securities and Exchange Commission in definitive form on April 25, 2003, with respect to the information required by Items 401 (management), 402 (executive compensation), 403 (securities ownership) and

404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act of 1933 and the Securities Exchange Act of 1934; and

•	The description of the common stock contained in the registration statement on Form 8-A dated January 16, 1992, including the information incorporated by reference into that registration statement from the registration statement on Form S-1, as amended, dated as of January 27, 1992.

      We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. This additional information is a part of this prospectus from the date of filing of those documents.

      We will make documents incorporated by reference available to you without charge upon your oral or written request. Requests for those documents should be directed to Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, Attention: Investor Relations, telephone: (703) 433-4300. The information relating to us contained in this prospectus does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus and the information included in the applicable prospectus supplement.

LEGAL MATTERS

      Unless otherwise indicated in the applicable prospectus supplement, legal matters with respect to the validity of the securities being offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York.

EXPERTS

      The consolidated financial statements and financial statement schedules I & II of Nextel Communications, Inc. incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 20, 2003, March 5, 2003 as to Notes 11, 13 and 15 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets”, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, and Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements”), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information for the periods ended March 31, 2003 and 2002 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

      The consolidated financial statements and financial statement Schedule II of NII Holdings, Inc. and subsidiaries incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated March 7, 2003 (which expresses an unqualified opinion and includes explanatory paragraphs referring to NII Holdings, Inc.’s reorganization under Chapter 11 of the United States Bankruptcy Code in 2002, the adoption of AICPA Statement of Position 90-7, “Financial Reporting for Entities in Reorganization Under the Bankruptcy Code,” in 2002, the adoption of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” in 2000, the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets,” on January 1, 2002 and the adoption of Emerging Issues Task Force Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables,” on November 1, 2002), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DIRECT STOCK PURCHASE PLAN

$500,000,000

PROSPECTUS

July 11, 2003